Via EDGAR

July 2, 2007

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re.:  Withdrawal of Registration Statement Nos. 333-132928,
333-132928-01 and 333-132928-02

Dear Ms. Long,

Pursuant to Rule 477 of the Securities Act of 1933, Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy, Inc. and Aventine Renewable Energy LLC (collectively, the “Registrants”), respectfully request the withdrawal of their Registration Statement on Form S-4 (File Nos. 333-132928, 333-132928-01 and 333-132928-02), originally filed on April 3, 2006 (the “Registration Statement”).  The Registrants’ did not sell any securities covered by the Registration Statement.

If you have any questions regarding this matter, please contact our counsel, Richard D. Truesdell, Jr., of Davis Polk & Wardwell at 212-450-4674.

Very truly yours, AVENTINE RENEWABLE ENERYGY HOLDINGS, INC. AVENTINE RENEWABLE ENERGY, INC. AVENTINE RENEWABLE ENERGY LLC

By: /s/ Ajay Sabherwal
Ajay Sabherwal